UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2022

Commission File Number: 001-35075

WESTERN COPPER AND GOLD CORPORATION
(Translation of registrant's name into English)

Suite 1200 – 1166 Alberni Street,
Vancouver, BC V6E 3Z3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

☐ Form 20-F   ☒  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SUBMITTED HEREWITH

Exhibits

99.1	Form 43-101F1 Technical Report - Casino Project
99.2	Consent of Qualified Person - Daniel Roth
99.3	Consent of Qualified Person - Mike Hester
99.4	Consent of Qualified Person - John Marek
99.5	Consent of Qualified Person - Laurie Tahjia
99.6	Consent of Qualified Person - Carl Schulze
99.7	Consent of Qualified Person - Daniel Friedman
99.8	Consent of Qualified Person - Pat Dugan
99.9	Consent of Qualified Person - Scott Weston

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Western Copper and Gold Corporation
(Registrant)

Date: August 9, 2022	By:	/s/ Paul West-Sells
Paul West-Sells

	Title:	Chief Executive Officer